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SUPPLEMENTAL INFORMATION TO THE PROSPECTUS
DATED JUNE 19, 1998, ON POTENTIAL
SOUTHWESTERN WILLISTON BASIN,
NORTHERN GREAT PLAINS, MONTANA
DATE OF THIS SUPPLEMENT -- APRIL 16, 1999

INTRODUCTION
THE PROGRAM INTENDS TO EXPAND THE POTENTIAL DRILLING AREAS THAT ARE AVAILABLE TO THE PARTNERSHIPS.

IF THE PARTNERSHIP DRILLS WELLS IN MONTANA, THE INITIAL WELLS DRILLED MAY BE EITHER EXPLORATORY OR DEVELOPMENTAL. DRILLING DEPTHS ARE ESTIMATED
TO BE APPROXIMATELY 3,000 FEET AND THE WELLS MAY HAVE MULTIPLE PAY ZONES TO COMPLETE. THE MANAGING GENERAL PARTNER ESTIMATES THAT INTANGIBLE
DRY HOLE COSTS ARE APPROXIMATELY $80,000 PER WELL AND THAT INTANGIBLE DRILLING AND COMPLETION COSTS ARE APPROXIMATELY $180,000 PER WELL. COSTS FOR THIRD PARTY GATHERING, PROCESSING, COMPRESSION AND OTHER FACILITIES ARE NOT INCLUDED.

MAJOR RESERVES OF NATURAL GAS OF BIOGENIC ORIGIN ARE TRAPPED IN SHALLOW, LOW PERMEABILITY, LOW PRESSURE RESERVOIRS WITHIN THE UPPER CRETACEOUS EAGLE AND JUDITH RIVER FORMATIONS IN THE WESTERN WILLISTON BASIN AND THE NORTHERN GREAT PLAINS IN MONTANA. THESE RESERVOIRS OCCUR AT DRILLING DEPTHS OF LESS THAN 4,000 FEET.

REGIONAL SETTING AND GEOLOGY
THE WILLISTON BASIN IS AN ELLIPTICAL CRATONIC BASIN LOCATED IN CENTRAL AND WESTERN NORTH DAKOTA, EASTERN MONTANA. NORTHWESTERN SOUTH DAKOTA AND SOUTHERN MANITOBA AND SASKATCHEWAN. FORMED IN THE LATE CAMBRIAN TIME,
THE WILLISTON BASIN HAS SEDIMENTARY FORMATIONS WHICH COMPRISE A TOTAL THICKNESS OF APPROXIMATELY 16,000 FEET, REPRESENTING NEARLY ALL
GEOLOGICAL TIME PERIODS.  MISSISSIPPIAN AGED ROCKS FORM THE MAJOR
PRODUCING RESERVOIRS.  STRUCTURES RANGE FROM SHARP FAULT-RELATED FOLDS
TO GENTLE, BROAD ARCHES AND CLUSTERS OF SMALL CLOSED STRUCTURES. THE SOUTHWESTERN PORTION OF THE BASIN IS CHARACTERIZED BY A SERIES OF
PARALLEL HIGH-ANGLE REVERSE FAULTS AND ASSOCIATED ANTICLINES THAT CAN BE TRACED FOR HUNDREDS OF MILES. FROM EAST TO WEST THEY ARE CEDAR CREEK ANTICLINE, THE PLEVNA ANTICLINE AND THE WESTMORE ANTICLINE. ALTHOUGH NATURAL GAS AND PETROLEUM PRODUCTION BEGAN IN MONTANA BEFORE THE 1920'S, SIGNIFICANT DRILLING AND PRODUCTION DID NOT BEGIN UNTIL THE 1950'S AFTER THE DISCOVERY OF THE NESSON ANTICLINE.

EAGLE AND JUDITH RIVER PRIMARY OBJECTIVES
THE EAGLE AND JUDITH RIVER FORMATIONS WERE DEPOSITED IN A SHALLOW MARINE
SHELF ENVIRONMENT DURING A GENERAL EASTWARD SHORELINE PROGRADATION OF
A NARROW NORTH-SOUTH TRENDING EPICONTINENTAL SEAWAY WHICH EXTENDED
FROM THE GULF OF MEXICO TO THE ARCTIC DURING THE UPPER CRETACEOUS
PERIOD. THE MAIN SOURCE OF SEDIMENTS WAS HIGHLANDS TO THE WEST. THE RESERVOIRS ARE CLAY-RICH TIGHT SANDSTONES AND SILTSTONES WITH POROSITIES RANGING FROM 6 TO 12 PERCENT, ALTHOUGH INDIVIDUAL LAMINAE MAY HAVE AS
MUCH AS 25 PERCENT POROSITY. THE RESERVOIR ROCKS ARE INTERBEDDED WITH ORGANIC-RICH SHALE SOURCE ROCKS. THESE SOURCE ROCKS ARE THERMALLY IMMATURE
WITH RESPECT TO THERMOGENIC HYDROCARBON GENERATION.  METHANE WAS
GENERATED SOON AFTER DEPOSITION AS A BYPRODUCT OF BACTERIAL DEGRADATION
OF THE ORGANIC MATERIAL INTERLAMINATED WITHIN THE SHALE.  THE GAS IS
TRAPPED WITHIN THE SANDSTONE AND SILTSTONE RESERVOIRS BY CHANGES IN
CAPILLARY PRESSURE AND PORE SIZES.

THE BEST RESERVOIR QUALITY IN THIS BOIGENIC GAS PLAY OCCURS IN "SWEET SPOTS", SUCH AS THE CEDAR CREEK ANTICLINE, WHERE SANDSTONES ARE BETTER DEVELOPED OVER PALEOTOPOGRAPHIC HIGHS. SHOALING OVER EARLY DEVELOPING STRUCTURES HELPED TO CONCENTRATE THE COARSER GRAINED SANDS AND SILTS OVER THE STRUCTURES. WHILE THESE FIELDS ALL HAVE A STRUCTURAL COMPONENT TO THE TRAP AND LIE ON NORTH TO NORTHWEST PLUNGING ANTICLINAL NOSES, MOST OF THE FIELDS DO NOT HAVE FOUR-WAY DIP CLOSURE.

VERY LITTLE WILDCAT DRILLING FOR THIS PLAY HAS OCCURRED. MOST RESERVOIRS WERE DISCOVERED ONLY AFTER MANY YEARS OF DRILLING THROUGH THEM. THEY
WERE BYPASSED DURING DRILLING FOR DEEPER OBJECTIVES BECAUSE THESE UNDERPRESSURED, TIGHT, SHALLOW GAS RESERVOIRS LOOK POOR ON CONVENTIONAL BOREHOLE GEOPHYSICAL LOGS AND DO NOT GENERALLY YIELD GAS SHOWS WHEN DRILLED. IMPROVED METHODS OF IDENTIFYING THESE PRODUCTIVE INTERVALS WITH GEOPHYSICAL LOGS AND IMPROVED METHODS OF COMPLETING THEM HAVE MADE
THIS PLAY VIABLE. NEW FRAC TECHNOLOGY HAS SHOWN A 3 TO 4 FOLD INCREASE IN IP'S AND CUMULATIVE 12 MONTH PRODUCTION RELATIVE TO OFFSET WELLS
COMPLETED USING OLDER FRACS.

DRILLING DEPTHS FOR THESE RESERVOIRS RANGE FROM 2,000 TO 4,000 FEET DEPENDING UPON THE LOCATION WITHIN THE BASIN.

EAGLE AND JUDITH RIVER PRODUCTION AND RESERVES
SANDSTONE AND SILTSTONE RESERVOIRS WITHIN THE EAGLE AND JUDITH RIVER FORMATIONS PRODUCE LOCALLY ON THE CEDAR CREEK AND PLEVNA ANTICLINES.
THESE FIELDS INCLUDE CEDAR CREEK JUDITH RIVER UNITS (+194 BCF), CEDAR CREEK EAGLE UNITS (34.7 BCF), LITTLE MISSOURI (7.4 BCF), AND PLEVNA (+4.6 BCF). UPDIP ON THE WESTMORE ANTICLINE, SOUTHEASTWARD IN SOUTH DAKOTA, IS THE WEST SHORT PINE HILLS FIELD (16.4 BCF). ESTIMATES OF TOTAL PRODUCTION FROM BOTH THE CEDAR CREEK UNITS AND THE PLEVNA FIELD ARE PROBLEMATIC BECAUSE PRODUCTION RECORDS WERE NOT KEPT BY THE STATE UNTIL 1941, 26 AND 10 YEARS, RESPECTIVELY, AFTER PRODUCTION BEGAN. THE GAS PRODUCED IS 970 BTU SWEET, DRY GAS WHICH DOES NOT REQUIRE TREATMENT OTHER THAN SIMPLE
DEHYDRATION.

WEST SHORT PINE HILLS (WSPH) FIELD WAS DISCOVERED IN 1979 AND PRODUCES FROM THE SHELF SANDSTONE FACIES OF THE EAGLE FORMATION. PRODUCTION DATA FOR
50 WELLS IN WSPH FIELD YIELD AN AVERAGE OF 328 MMCF GAS PER WELL WITH MANY WELLS STILL IN PRODUCTION. PER WELL RESERVES IN THE PLAY ARE EXPECTED TO
BE IN THE RANGE OF 400 TO 500 MMCF. INITIAL PER WELL PRODUCTION IS EXPECTED TO BE IN THE 350 TO 500 MCF PER DAY RANGE. THE PRODUCTION PROFILES FOR THESE RESERVOIRS ARE HYPERBOLIC WITH A MAJORITY OF RESERVES PRODUCED
WITHIN THE FIRST FEW YEARS OF PRODUCTION LIFE.  THE PRODUCTIVE LIFE OF
THESE WELLS CAN BE 20 TO 30 YEARS OR MORE. MANY VARIABLES INCLUDING RESERVOIR CHARACTERISTICS, DRILLING AND COMPLETION METHODS AND WELL
SPACING AFFECT THE ULTIMATE RECOVERY PER WELL. RECENT TECHNOLOGICAL IMPROVEMENTS IN DRILLING AND COMPLETION PRACTICES HAVE NOT ONLY HELPED REDUCE COSTS, BUT HAVE INCREASED PRODUCTION AND RESERVES ON AN AVERAGE
PER WELL BASIS.

NONETHELESS, BECAUSE THE PARTNERSHIP WILL PARTICIPATE IN NEW WELLS, THERE CAN BE NO ASSURANCE OF THE ACTUAL LEVEL OF PARTNERSHIP PRODUCTION OR RESERVES.

PARTICIPATION BY THE PARTNERSHIP IN WILLISTON BASIN/NORTHERN GREAT PLAINS PROSPECTS
IN THE EVENT A PARTNERSHIP PARTICIPATES IN A MONTANA PROJECT WELL, THE PARTNERSHIP WILL ACQUIRE LESS THAN A 100% WORKING INTEREST, WITH PDC
AND/OR OTHER PARTIES PARTICIPATING FOR THE BALANCE OF THE PROJECT. IT IS ESTIMATED THAT THE PARTNERSHIP WILL ACQUIRE 85% OR LESS OF THE WORKING INTEREST. AS PROVIDED IN THE PROSPECTUS, SUCH PARTNERS WILL PAY A PRO RATA SHARE OF DEVELOPMENT COSTS FOR THEIR INTEREST. (SEE "ACQUISITION OF UNDEVELOPED PROSPECTS".)

EACH PARTNERSHIP WILL BEAR IT'S PROPORTIONATE SHARE OF THE COST OF DRILLING AND COMPLETING OR DRILLING AND ABANDONING MONTANA WELLS,
WHERE THE MANAGING GENERAL PARTNER SERVES AS OPERATOR AS FOLLOWS:

      1)    THE COST OF THE PROSPECT, AS DEFINED; AND

      2)    FOR INTANGIBLE WELL COSTS:

            A) FOR EACH WELL COMPLETED AND PLACED IN PRODUCTION, AN AMOUNT EQUAL TO THE DEPTH OF THE WELL IN FEET AT ITS DEEPEST PENETRATION AS RECORDED BY THE DRILLING CONTRACTOR MULTIPLIED BY $60 PER FOOT, PLUS THE ACTUAL EXTRA COMPLETION COST OF ZONES COMPLETED IN EXCESS OF THE COST OF THE FIRST ZONE AND ACTUAL ADDITIONAL COSTS FOR WORK REQUIRED BY STATE LAW IN THE EVENT AN INTERMEDIATE OR THIRD STRING OF SURFACE CASING IS RUN, PLUS THE ACTUAL EXTRA COSTS FOR DIRECTIONAL DRILLING SERVICES, IF REQUIRED; OR

            B) FOR EACH WELL WHICH THE PARTNERSHIP ELECTS NOT TO COMPLETE, AN AMOUNT EQUAL TO $27 PER FOOT, TO THE DEEPEST PENETRATION OF THE WELL, AS SPECIFIED ABOVE AND ACTUAL ADDITIONAL COSTS FOR WORK REQUIRED BY STATE
                  LAW IN THE EVENT AN INTERMEDIATE OR THIRD STRING OF SURFACE CASING IS RUN, PLUS THE ACTUAL COSTS FOR DIRECTIONAL DRILLING SERVICES, IF REQUIRED; AND

      3)    THE TANGIBLE COSTS OF DRILLING AND COMPLETING THE
            PARTNERSHIP WELLS.

TO THE EXTENT THAT A PARTNERSHIP ACQUIRES LESS THAN 100 PERCENT OF A PROSPECT, IT'S DRILLING AND COMPLETION COSTS OF THAT PROSPECT WILL BE PROPORTIONATELY DECREASED. THE ESTIMATED COSTS OF EAGLE/JUDITH RIVER
WELLS VARY DEPENDING UPON DRILLING DEPTH AND THE NUMBER OF ZONES COMPLETED. IT IS EXPECTED THAT THE INITIAL WELLS WILL HAVE DRILLING DEPTHS IN THE RANGE OF 3,000 FEET WITH MULTIPLE ZONES FOR COMPLETION. INTANGIBLE DRY HOLE COSTS ARE ESTIMATED TO BE APPROXIMATELY $80,000 PER WELL. THE INTANGIBLE
DRILLING AND COMPLETION COSTS ARE ESTIMATED TO BE APPROXIMATELY $180,000
PER WELL. COSTS FOR THIRD PARTY GATHERING, PROCESSING, COMPRESSION AND OTHER FACILITIES ARE NOT INCLUDED. THESE FACILITIES MAY BE PROVIDED BY AN UNAFFILIATED GAS TRANSMISSION COMPANY WITH TERMS NEGOTIATED IN A GAS GATHERING AND PURCHASE AGREEMENT, AS IS CUSTOMARY FOR THE AREA.
WILLISTON BASIN INTERSTATE (WBI) OPERATES AN EXTENSIVE PIPELINE SYSTEM IN THE AREA AND HAS CAPACITY TO GATHER AND TRANSPORT PRODUCED GAS FROM SUCCESSFUL PARTNERSHIP WELLS FOR REDELIVERY TO COLORADO INTERSTATE GAS COMPANY (CIG) OR OTHER GAS MARKETS THROUGHOUT THE WESTERN UNITED
STATES. IT IS ANTICIPATED THAT PARTNERSHIP GAS WILL BE MARKETED AT APPROXIMATELY THE CIG MONTHLY INDEX LESS AN ESTIMATED GATHERING, TRANSPORTATION AND COMPRESSION COST OF APPROXIMATELY $0.33 PER MCF. IF
THE MANAGING GENERAL PARTNER UTILIZES AN OUTSIDE CONTRACTOR FOR
DRILLING AND COMPLETION OPERATIONS THE APPLICABLE AVERAGE MONTHLY
DRILLING OVERHEAD RATE WILL BE $4,674 PER MONTH PER WELL. THIS REPRESENTS THE AVERAGE MONTHLY DRILLING OVERHEAD RATE FOR GAS WELLS AS PUBLISHED
IN THE MOST RECENT EDITION OF ERNST & YOUNG, LLP "FIXED RATE OVERHEAD SURVEY" FOR THE ROCKY MOUNTAIN, NORTHERN GREAT PLAINS AREAS. (SEE
"DRILLING AND COMPLETION PHASE" AND "COMPENSATION OF THE MANAGING
GENERAL PARTNER".)

DEVELOPMENT PLAN
PETROLEUM DEVELOPMENT CORPORATION HAS EXECUTED A FARMOUT AND
PURCHASE OPTION ON APPROXIMATELY 65,000 ACRES LOCATED ON THE WESTMORE ANTICLINE IN SOUTHEASTERN MONTANA, PROSPECTIVE FOR EAGLE AND JUDITH RIVER FORMATION EXPLORATION AND DEVELOPMENT. THE FARMOUT AND PURCHASE
AGREEMENT WILL PROVIDE THE OPPORTUNITY TO DRILL MULTIPLE EXPLORATORY
WELLS AND EARN AN INTEREST IN ACREAGE FOR FURTHER DEVELOPMENT AND
PURCHASE, IF WARRANTED. INITIAL WELLS DRILLED IN THE PROSPECT AREA WILL BE EXPLORATORY. IT IS ANTICIPATED THAT THE VIABILITY OF SUCCESSFULLY COMPLETING THESE WELLS CAN BE DETERMINED BY EXAMINATION OF OPEN-HOLE WIRELINE WELL LOGS, DRILL CUTTINGS AND FLUID ANALYSIS MUD LOGS. IF THE PREDICTION IS MADE THAT THE WELL WILL NOT BE CAPABLE OF ECONOMIC PRODUCTION, THE WELL CAN BE PLUGGED AND ABANDONED AT THAT TIME AND IT
WILL NOT BE NECESSARY TO RUN PRODUCTION CASING AND ATTEMPT A COMPLETION.
IT IS EXPECTED THAT SUCCESSFUL EXPLORATORY WELLS WILL PROVE UP LARGE
BLOCKS OF ACREAGE DUE TO THE REGIONAL NATURE OF THE TARGET FORMATIONS; HOWEVER, THERE CAN BE NO ASSURANCE THAT THE PLANNED OPERATIONS WILL
YIELD SUCCESSFUL RESULTS.

LEASES IN THIS AREA MAY HAVE A TOTAL ROYALTY AND OVERRIDE BURDEN RANGING
FROM 12.5 PERCENT TO 20 PERCENT; AVERAGE ROYALTY AND OVERRIDE PER WELL ON A PROGRAM BASIS SHALL NOT EXCEED 17 PERCENT AS SPECIFIED IN THE PROSPECTUS. (SEE "ACQUISITION OF UNDEVELOPED PROSPECTS".) PDC SHALL RETAIN NO ROYALTY OR OVERRIDING INTEREST. PDC IS CURRENTLY NEGOTIATING ADDITIONAL LEASE POSITIONS IN THE AREA. AT THIS TIME, NO MONTANA PROSPECTS HAVE BEEN SELECTED FOR DRILLING BY FUTURE PARTNERSHIPS, NOR IS IT CERTAIN THAT ANY MONTANA WELLS WILL ULTIMATELY BE DRILLED IN ANY PARTNERSHIP.

DRILLING AND OPERATING AGREEMENT
UPON FUNDING OF EACH PARTNERSHIP, THE PARTICULAR PARTNERSHIP WILL ENTER INTO THE DRILLING AND OPERATING AGREEMENT (HEREIN, THE "AGREEMENT") WITH THE MANAGING GENERAL PARTNER AS OPERATOR (HEREIN, THE "OPERATOR"). THE AGREEMENT (FILED AS EXHIBIT 10(A) TO THE REGISTRATION STATEMENT) PROVIDES THAT THE OPERATOR WILL CONDUCT AND DIRECT AND HAVE FULL CONTROL OF ALL OPERATIONS ON THE PARTNERSHIP'S PROSPECTS. THE OPERATOR WILL HAVE NO LIABILITY AS OPERATOR TO THE PARTNERSHIP FOR LOSSES SUSTAINED OR LIABILITIES INCURRED, EXCEPT AS MAY RESULT FROM THE OPERATOR NEGLIGENCE
OR MISCONDUCT. UNDER THE TERMS OF THE AGREEMENT, THE MANAGING GENERAL PARTNER MAY SUBCONTRACT CERTAIN OF THOSE RESPONSIBILITIES AS OPERATOR
FOR PARTNERSHIP WELLS.  IT IS ANTICIPATED THAT THE MANAGING GENERAL
PARTNER WILL UTILIZE AN INDEPENDENT, THIRD PARTY CONTRACTOR FOR WELL TENDING SERVICES. THE DIRECT COST TO THE PARTNERSHIP FOR THESE SERVICES IS ESTIMATED TO BE APPROXIMATELY $300 PER MONTH. IT IS ANTICIPATED THAT THE MANAGING GENERAL PARTNER WILL PROVIDE THESE SERVICES IN THE FUTURE, AT RATES COMPETITIVE WITH THOSE OF UNAFFILIATED THIRD PARTY CONTRACTORS IN
THE AREA.  THE MANAGING GENERAL PARTNER WILL RETAIN RESPONSIBILITY FOR
WORK PERFORMED BY SUBCONTRACTORS AS SET FORTH IN THIS PROSPECTUS. IT IS POSSIBLE THAT THE MANAGING GENERAL PARTNER WILL NOT BE SELECTED AS
OPERATOR ON THOSE PROSPECTS IN WHICH THE PARTNERSHIP OWNS LESS THAN A
50 PERCENT WORKING INTEREST.